James Pennington +1 858 550 6029 jpennington@cooley.com	VIA EDGAR

June 12, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Bionano Genomics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 14, 2018

CIK No. 0001411690

Dear Ms. Ravitz:

On behalf of Bionano Genomics, Inc. (“Bionano” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 5, 2018 (the “Comment Letter”), relating to the above referenced confidential draft registration statement on Form S-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Staff Comments and Company Responses

Cover Page

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that it will supplementally provide the Staff with copies of any such written communications under separate cover. The Company further advises the Staff that it will collect copies of any such materials from potential investors.

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2.	We note your disclosure that the closing of the offering is contingent on Nasdaq listing of your common stock. This contingency appears to create an offering that is other than a firm commitment. It is unclear whether the underwriters will be collecting funds prior to the contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the prospectus cover page in the Amended DRS.

Overview, page 1

3.	Please provide the basis for your beliefs regarding your product, including but not limited to your belief that your product is cost-effective. Also, given your extensive disclosure regarding the attributes and functionality of your product relative to competing products, please explain the reasons for your current level of sales and share of the market in which you compete.

Response: The Company respectfully acknowledges the Staff’s comment. The Company believes that products serving the genomics industry that are cost effective include those that provide relevant and accurate data sought after by researchers and clinicians at a low, if not the lowest, price.

As an example, Illumina, a sequencing leader, is generally believed to have the most cost-effective product for the detection of small variations (<1,000 base pairs) across a whole human genome. A typical high-volume user of a high-end Illumina instrument will be able to detect small variations across a whole human genome at a rate of approximately $1,000 per sample.

The Company anticipates that Saphyr will detect large variations (>500 base pairs) across a whole human genome for $500 per sample in 2018. The Company believes that this compares favorably to Illumina’s price per sample and helps to support the Company’s belief that Saphyr is cost effective. Furthermore, the Company believes no products exist that can detect large variations more comprehensively and more cost- and time-efficiently than Saphyr.

The Company believes that it has been able to grow its revenues at such a high rate in recent years and achieve the Company’s most recent calendar year sales of $9.5 million because of the quickly growing recognition of the value of Saphyr in the scientific community. The Company believes that tracking of this uptake is best done by examining the growth in the number of scientific publications featuring Bionano data. Of the 130 papers published to date that involve the Company’s product, approximately half were published in 2017 alone. This sharing of information about the value of the Company’s systems is one of the main drivers of the Company’s sales.

Even though the Company’s sales growth has been high, it has still only penetrated a very small portion of the total available market of approximately $2.7 billion to $3.4 billion. In the Company’s industry, this low percentage market penetration is not unusual in the early years of commercialization.

Meaningful penetration of the Company’s market will likely take many more years to achieve as it did for other companies in the genomics industry. The growth rates of the Company’s sales and the publications

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mentioned above are rather similar to those of a number of comparable companies in their early years of commercialization.

4.	Please tell us the criteria you used to determine that the customers you highlight are objectively representative of your business. Include in your response whether any unnamed customers also satisfy those criteria.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that of the Company’s over 80 customers, it chose 10 of them to list in the S-1 based on the several characteristics outlined below. The Company’s chosen customers were:

(i) In the aggregate, representative of various categories of customers that the Company has. For example, the Company chose at least one customer from each of the following categories: (a) translational research laboratory, (b) basic research institution, (c) government organization, (d) academic institution, (e) hospital-based laboratory and (f) industrial company.

(ii) Known well enough throughout the Company’s industry such that the audience would have a greater chance of understanding the general type of customer that they represented without having to further research the name.

(iii) Active users of their Bionano system.

Several unnamed customers could have been used in place of the ones that the Company chose.

5.	Please revise to disclose clearly and prominently the research use only designation of your system and consumables. Also revise to disclose how this designation impacts your addressable market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2 and 4 of the Amended DRS. The Company also respectfully advises the Staff that it has included additional disclosures on this topic in the Risk Factors section on page 16 and the Business section on page 66.

Market Opportunity, page 2

6.	Please tell us your basis for the addressable market calculations, given its research use only designation, and provide a more detailed discussion of underlying assumptions used in your calculations. Please also provide your basis for the 15% figure on page 67.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 8,500 instruments that form the basis for the addressable market calculations is based upon:

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(i) Illumina’s disclosure of its approximately 6,000 high throughput sequencers installed worldwide to date; and

(ii) a number of industry reports that support the Company’s estimate of 2,500 clinical cytogenetics labs.

The $75,000 to $150,000 per instrument figure is based upon certain existing Bionano customers purchasing consumables over the past several months at an annualized run rate that would be in excess of $75,000. The rate of consumables consumption is accelerating.

The 15% figure is based upon Illumina’s disclosed year over year growth of its sequencing instrument sales during 2017.

Our Focus Areas, page 4

7.	Please revise to clarify how you are addressing these focus areas, including that you are providing a system for research use only rather than the diagnosis or treatment of any of the diseases you mention.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 4 of the Amended DRS.

Risk Factors, page 11

8.	Please add risk factor disclosure for the exclusive forum provision disclosed on page 113. Include as a separate risk factor a discussion of the risks associated with the provision designating the U.S. federal district courts as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Rish Factors section on page 42 of the Amended DRS.

Provisions of our secured term loan facility…, page 14

9.	Please expand your risk factor to include a brief description of the financial covenants contained in your loan agreement. Also, if the potential risk you discuss has actually occurred, please revise to state so directly. For example, please revise to address your default and subsequent forbearance agreement from Western Alliance Bank for failing to raise additional capital as of December 31, 2017 as described on page 58.

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Page Five

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 14 of the Amended DRS.

Use of Proceeds, page 46

10.	Please disclose the amount of proceeds that you currently intend to use for each of the purposes mentioned in the penultimate paragraph of this section. Also, provide more detail regarding your plan to expand your commercial capabilities and what research and development activities you intend to fund.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 46 of the Amended DRS. The Company respectfully advises the Staff that at the current time the Company has no specific or preliminary plans for the proceeds from this offering other than the uses disclosed in the Amended DRS and the Company has not quantified the amounts for these uses. The Company will further revise its disclosure should more specific determinations be made prior to the completion of this offering with respect to the use of proceeds from this offering.

Capitalization, page 48

11.	Please explain to us how you calculated total capitalization in the table.

Response: The Company respectfully advises the Staff that total capitalization is calculated by summing the outstanding debt (net of discount), value of preferred stock warrant liability, and preferred and common stock equity, including additional paid in capital netted against period end accumulated deficit.

Comparison of the Years Ended December 31, 2016 and 2017, page 56

12.	Please quantify the amount of the increase in revenues attributable to changes in price and increases in volume. Also, provide the relative growth rate in revenue from sales of instruments versus consumables.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 58 of the Amended DRS.

13.	Please clarify your disclosure that you incurred higher manufacturing costs of your instruments due to “the purchase quantities at lower volumes on a per-batch basis” given you sold more instruments in the year ended December 31, 2017 compared to 2016.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 58 of the Amended DRS.

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Loan facility, page 59

14.	Please disclose the financing milestone that must be achieved in order to extend the interest-only payments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 59 as well as in note 7 on page F-16 of the Amended DRS.

Note purchase agreement, page 59

15.	Please file the note purchase agreement as an exhibit to your registration statement or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has added the note purchase agreement and related amendment as Exhibits 10.36 and 10.37 to the Amended DRS.

Business, page 66

Overview, page 66

16.	Refer to the fourth paragraph. Please revise to clarify your disclosure that your product is being adopted as a “complement” to sequencers. For example, do sequencers detect variations that your product cannot detect? Does your product function effectively only when used with sequencers?

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 66 of the Amended DRS.

The Saphyr System’s Industry-Leading Sensitivity and Specificity, page 77

17.	Please tell us whether you commissioned any of the publications or studies cited in your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advices the Staff that the Company did not commission any of the publications or studies cited in the Company’s prospectus.

Certain Relationships and Related Party Transactions, page 105

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18.	Please disclose the conversion or net exercise rate for the securities identified in this section, such as the February 2018 notes discussed on page F-26 and the number of securities to be received upon conversion in connection with this transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 106 and 107 of the Amended DRS.

Principal Stockholders, page 109

19.	Please revise your disclosure to identity the natural person or persons who share voting and investment control of the shares held by Praise Alliance International Limited and Full Succeed International Limited. Also, identify the natural person or persons with whom Mr. Wang shares voting or investment control of the shares held by LC Fund VI, L.P. or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 110 of the Amended DRS.

Shares Eligible for Future Sale, page 115

20.	We note you are not registering the shares issuable upon exercise of the underwriters’ warrants. Please revise the disclosure in the second paragraph of this section regarding the shares underlying the underwriters’ warrants accordingly or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 115 of the Amended DRS.

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

21.	We note your discussion that the timing of revenue recognition on instrument sales is based upon when delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Please revise to disclose your accounting for installation in direct sales with customers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised note 2 on page F-10 of the Amended DRS.

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Page Eight

22.	We note your disclosure on page 79 that you designed the Saphyr system to accommodate performance upgrades without the need for replacement of the entire instrument and that performance enhancements will be delivered on a regular basis through software and hardware upgrades. Please revise to disclose your accounting for these upgrades.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 80 and note 2 on page F-10 of the Amended DRS. The majority of the Company’s instruments contain embedded operating systems and other software which is included in the purchase price of the instrument. The software is deemed incidental to the system as a whole as it is not sold or marketed separately and its production costs are minor compared to those of the hardware system. Hardware and software elements are both delivered when ownership is transferred to the customer.

Installation services for direct sale customers are performed at the same time or shortly after the product is delivered and require only a minimal effort to complete. The Company believes installation is a perfunctory service and is not material to the Company’s obligations in the contract.

Note 8. Convertible Preferred Stock and Stockholders’ Deficit, page F-18

Common Stock, page F-21

23.	We note the issuances of convertible preferred stock at prices significantly higher than the exercise price of stock options granted. Please explain to us how you considered the convertible preferred stock issuances in the valuation of stock options granted in fiscal 2017.

Response: The Company respectfully acknowledges the Staff’s comment. The Company’s response is outlined below.

Equity Valuation and Stock Option Grants:

As described in the Amended DRS under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies Estimates—Stock-Based Compensation Expense,” the estimated fair value of common stock was determined by the Company’s board of directors and was supported by independent third-party valuations. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of net debt from this enterprise value, and then allocating this value to all of the equity interests using an appropriate allocation methodology.

Enterprise Valuation and Allocation Methodologies:

The valuations conducted on behalf of the Company were performed in accordance with the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such

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Page Nine

as the market, income or cost approaches. The Company utilizes the market approach (based on a precedent transactions) to estimate the Company’s enterprise value. The Company corroborates the enterprise value provided by the market approach by also utilizing an income approach based on expected discounted cash flows. The Practice Aid also identifies various available methods for allocating the enterprise value across various classes of equity to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

Option Pricing Method (“OPM”)—Under this method shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

Probability-Weighted Expected Return Method (“PWERM”)—This method is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Hybrid Method—The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Based on Company specific factors the OPM was selected as the most appropriate methodology for allocating the equity value to the Company’s common stock, given the uncertainty associated with both the timing and type of any future liquidity event. The OPM captures the option-like characteristics of equities in situations where various classes of securities do not share proportionately in the future financial upside or downside of the value of the Company, due to their specific rights and privileges.

August 31, 2017 Valuations:

The Company received an independent third-party valuation of its classes of equity as of August 31, 2017 that indicated that the fair value of the Series D-1 Preferred Stock on that date was $0.48 and the fair value of the common stock on that date was $0.03 per share. The valuation utilized the market approach “backsolve” method, in an OPM framework, to estimate the Company’s enterprise value based on sales of the Company’s Series D-1 convertible preferred stock to institutional investors who had not previously been investors in the Company. This enterprise value was then allocated using the OPM to the securities outstanding based on their liquidation preferences and other rights, specifically taking into consideration the superior economic rights of the Series D-1 convertible preferred securities, including liquidation preference, first priority of dividend and participation rights. Specifically, the liquidation preference of all classes of preferred equity of $91,033,767, as described in note 8 on pages F-19 and F-20 of the Amended DRS, results in preferred stock at prices significantly higher than the fair value of common equity options granted. The independent valuation specialist used an estimated volatility of 67% and an expected time to liquidity event of 1.0 year and applied a 25% discount for lack of marketability due to the Company being privately held. The independent valuation specialist did not consider an initial public offering scenario, and therefore did not leverage another equity value allocation methodology, as the Company did not contemplate an initial public offering at the time the valuation was performed. The Company’s decision to pursue an initial public offering was made in late February 2018, and substantive efforts towards an initial public offering commenced in late March 2018. Accordingly, no initial public offering related costs were incurred or reflected in our financial statements for the year ended December 31, 2017 or the quarter ended March 31, 2018.

Between August 31, 2017 and February 27, 2018 there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.03 through February 27, 2018.

Given the recent substantive changes and increased likelihood of an initial public offering the Company is in the process of obtaining an updated valuation and is expecting the valuation to utilize a PWERM or Hybrid Method.

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The Company respectfully requests the Staff’s assistance in completing the review of the Amended DRS as soon as possible. Please advise us if we can provide any further information or assistance to facilitate

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your review. Please direct any further comments or questions regarding the Amended DRS or this response letter to me at (858) 550-6029.

Sincerely,

Cooley LLP

/s/ James Pennington

James Pennington

cc:	R. Erik Holmlin, Ph.D., Bionano Genomics, Inc.

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